SHAREHOLDER MEETING (unaudited) On March 7, 2002, the Annual Meeting of the
Fund was held to elect six Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund. The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows: FOR WITHHELD AUTHORITY James
F. Carlin  9,112,568  114,189  William H. Cunningham  9,077,137  179,620 John P.
Toolan 9,083,749 173,008 John A. Moore 9,089,895 166,862 Patti McGill Peterson 9,080,519 176,238 The preferred shareholders elected John M. DeCiccio to serve until his respective successors are duly elected and qualified, with the votes tabulated as follows: 463 For and 0 Withheld Authority. The shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending September 30, 2002, with the votes tabulated as follows: 9,046,941 FOR, 85,846 AGAINST and 123,969 ABSTAINING. 7 1